UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INDEPENDENCE BANCSHARES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45338E 10 7
(CUSIP Number)

Martha L. Long, Principal Financial Officer
c/o Independence Bancshares, Inc.
500 East Washington Street
Greenville, South Carolina 29601
864-672-1776
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS

Baird Hageman & Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) □
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			□

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
		8	SHARED VOTING POWER 900,000

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			□

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%**

14	TYPE OF REPORTING PERSON (See Instructions)

PN
* See Item 3. Represents 900,000 shares of the Issuer’s Common Stock issued to Baird Hageman & Co., LLC on December 31, 2012.
** Based on 20,502,760 shares of Common Stock of the Issuer outstanding as of May 14, 2015, as provided by the Issuer.

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS

Gordon A. Baird

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) □
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			□

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER 1,484,750
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
		8	SHARED VOTING POWER 900,000

		9	SOLE DISPOSITIVE POWER 1,484,750

		10	SHARED DISPOSITIVE POWER 900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,384,750*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			□

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%**

14	TYPE OF REPORTING PERSON (See Instructions)

IN
* See Item 3. Represents (i) 900,000 shares of the Issuer’s Common Stock issued to Baird Hageman & Co., LLC on December 31, 2012, (ii) 172,500 shares of the Issuer’s Common Stock issued on December 31, 2012 to Baird Hageman & Co., LLC and subsequently distributed by Baird Hageman & Co., LLC to the reporting person on March 7, 2013, and (iii) 1,312,500 shares of the Issuer’s Common Stock that the reporting person has or will have the right to acquire within 60 days of the date hereof pursuant to vested stock options.
** Based on information provided by the Issuer, the percent of class calculation assumes 21,815,260 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes exercise of the vested stock options to purchase 1,312,500 shares of the Issuer’s Common Stock held by the reporting person but not the exercise of any other vested stock option held by other parties. Based on information provided by the Issuer, on an as-converted basis assuming (i) the conversion of all Series A Preferred Stock issued by the Issuer on May 14, 2015, and (ii) exercise of the vested stock options to purchase 1,312,500 shares of the Issuer’s Common Stock but not the exercise of any other vested stock option held by other parties, the shares reported herein would represent 7.4% of the Issuer’s Common Stock.

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS

Alvin G. Hageman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) □
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			□

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER 193,750
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
		8	SHARED VOTING POWER 900,000

		9	SOLE DISPOSITIVE POWER 193,750

		10	SHARED DISPOSITIVE POWER 900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,750*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			□

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%**

14	TYPE OF REPORTING PERSON (See Instructions)

IN
* See Item 3. Represents (i) 900,000 shares of the Issuer’s Common Stock issued to Baird Hageman & Co., LLC on December 31, 2012, (ii) 37,500 shares of the Issuer’s Common Stock that the reporting person has or will have the right to acquire within 60 days of the date hereof pursuant to vested stock options, and (iii) 156,250 shares of the Issuer’s Common Stock that are issuable upon the conversion of 125 shares of the Issuer’s Series Preferred Stock issued to reporting person on May 14, 2015.
** Based on information provided by the Issuer, the percent of class calculation assumes 20,696,510 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes (i) exercise of the vested stock options to purchase 37,500 shares of the Issuer’s Common Stock held by the reporting person but not the exercise of any other vested stock option held by other parties, and (ii) conversion of the Series A Preferred Stock issued to the reporting person as reported herein but not the conversion of any other shares of Series A Preferred Stock issued to other parties in the private placement transaction described in Item 3. Based on information provided by the Issuer, on an as-converted basis assuming (i) the conversion of all Series A Preferred Stock issued by the Issuer on May 14, 2015, and (ii) exercise of the vested stock options to purchase 1,312,500 shares of the Issuer’s Common Stock but not the exercise of any other vested stock option held by other parties, the shares reported herein would represent 3.5% of the Issuer’s Common Stock.

Explanatory Note

This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2013, by Baird Hageman & Co., LLC (“Baird Hageman”), Gordon A. Baird, and Alvin G. Hageman, as amended by Amendment No. 1 filed with the Commission on January 17, 2013, Amendment No. 2 filed with the Commission on May 17, 2013, and Amendment No. 3 filed with the Commission on August 25, 2014 (the “Schedule 13D”),. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the initial Schedule 13D.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On December 31, 2012, Baird Hageman purchased 1,562,500 shares of Common Stock of the Company in a private offering for a total of $1,250,000 in cash. The shares of Common Stock were purchased by Baird Hageman with working capital.

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on January 7, 2013, in connection with the consummation of the private offering, the Board of Directors of the Company announced the appointment of Mr. Baird as its president and chief executive officer as well as a director of the Company effective December 31, 2012. In conjunction with Mr. Baird’s appointment, the Company entered into a Stock Option Award Agreement with Mr. Baird pursuant to which Mr. Baird was granted options (the “Base Options”) to purchase 375,000 shares of Common Stock under the terms of the Company’s 2005 Stock Incentive Plan, as amended (the “Stock Incentive Plan”), with the Base Options vesting as of December 31, 2012. The exercise price for each Base Option is $0.80 per share, and the Base Options expire on December 31, 2022 unless fully exercised or terminated earlier. In addition, pursuant to the Stock Option Award Agreement, Mr. Baird was granted options to purchase 1,125,000 shares of Common Stock under the terms of the Stock Incentive Plan subject to the receipt of necessary regulatory approvals (the “Contingent Options” and together with the “Base Options” the “Options”). On May 14, 2013, Mr. Baird received regulatory approval for the Contingent Options and, as a result, on May 16, 2013 the Board of Directors of the Company ratified the grant of the Contingent Options at an exercise price of $0.80 per share pursuant to the terms of the Stock Incentive Plan. The Contingent Options incrementally vest over a three-year period (from the initial grant date of December 31, 2012) and upon the achievement of certain performance milestones (16.7%, or 187,500 shares, vest every six months beginning on June 30, 2013, provided that certain performance milestones have been met), provided that the Contingent Options will vest in full upon a change in control as defined in the Stock Option Award Agreement. The Options may be exercised by Mr. Baird with personal funds.

On March 7, 2013, Baird Hageman distributed 172,250 shares and 490,250 shares of Common Stock of the Company to Mr. Baird and Mr. Hageman, respectively, the sole members of Baird Hageman. The shares of Common Stock of the Company were distributed to the members and approved by the Company and the members in accordance with the terms of the Operating Agreement of Baird Hageman.

On August 12, 2014, Mr. Hageman transferred, for no consideration, 490,205 shares of Common Stock of the Company individually owned to the Hageman 2013 Grantor Trust (the “Hageman Trust”). His wife, J. Hope O. Hageman, serves as trustee of the Hageman Trust with sole voting and dispositive power over the 490,205 shares of Common Stock.

On May 14, 2015, the Company’s Board of Directors granted to Mr. Hageman an option to purchase 37,500 shares of Common Stock of the Company at a purchase price of $0.65 per share of Common Stock. The option vested immediately with respect to the full 37,500 shares available under the option, and as of the date hereof, Mr. Hageman has not exercised the option with respect to the 37,500 vested shares. Any shares of Common Stock to be purchased by exercising the option shall be purchased by Mr. Hageman with personal funds.

On May 14, 2015, Mr. Hageman purchased 125 shares of the Company’s convertible preferred stock, Series A (the “Series A Preferred Stock”) in a private offering for a total of $125,000 in cash. The shares of Series A Preferred Stock purchased by Mr. Hageman are convertible into 156,250 shares of the Company’s Common Stock at Mr. Hageman’s option, subject to the terms of the Series A Preferred Stock. The shares of Series A Preferred Stock were purchased by Mr. Hageman with personal funds.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) As of May 14, 2015, the Company had 20,502,760 shares of Common Stock issued and outstanding. Baird Hageman possesses shared voting and dispositive power and beneficially owns 900,000 shares of the Common Stock, representing 4.4% of the outstanding Common Stock. Because Mr. Baird and Mr. Hageman serve as the sole authorized members of the Members Board of Baird Hageman, each may be deemed to possess shared voting and dispositive power over the 900,000 shares of Common Stock held by Baird Hageman.

Mr. Baird will possess sole voting and dispositive power over the shares of Common Stock received upon exercise of the Options, and Mr. Baird possesses sole voting and dispositive power over the 172,250 shares of Common Stock distributed by Baird Hageman to Mr. Baird on March 7, 2013. Accordingly, as May 14, 2015, Mr. Baird may be deemed to beneficially own an aggregate of 2,572,250 shares of the Common Stock (900,000 shares held by Baird Hageman, 172,250 shares distributed by Baird Hageman to Mr. Baird, and 1,312,500 shares held by Mr. Baird assuming the vested Options are exercised in full), representing 10.9% of the outstanding Common Stock.

Mr. Hageman will possess sole voting and dispositive power over the shares of Common Stock received upon exercise of the options granted to him on May 14, 2015, and Mr. Hageman will possess sole voting and dispositive power over the 156,250 shares of Common Stock received upon conversation, at his option, of the 125 shares of the Company’s Series A Preferred Stock purchased on May 14, 2015. Accordingly, as May 14, 2015, Mr. Hageman may be deemed to beneficially own an aggregate of 1,093,750 shares of the Common Stock (900,000 shares held by Baird Hageman, 37,500 shares held by Mr. Hageman assuming the vested options are exercised in full, and 156,250 shares held by Mr. Hageman assuming the conversion of the Series A Preferred Stock), representing 5.3% of the outstanding Common Stock.

(c) No change.

(d) No change.

(e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 9, 2013 by and between Baird Hageman & Co., LLC and Gordon A. Baird (incorporated by reference to Exhibit 1 of the initial Schedule 13D filed on January 10, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2015

Baird Hageman & Co., LLC

By:	/s/ Gordon A. Baird
Gordon A. Baird, an authorized member of
the Members Board

/s/ Gordon A. Baird
Gordon A. Baird

/s/ Alvin G. Hageman
Alvin G. Hageman